aflease

It's a gold mine!

P O Box 262 • Dunnottar • 1590
No 1 Shaft, Sub Nigel Gold Mine, Nigel
Gauteng • South Africa
tel 27 11 365 9904/5
fax 27 11 365 9906
Vat No: 4530118688

[redacted]

08003884

7 July 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C.
20549-0302

SUPPL

Dear Sir/Madam,

Re: Submission of Public Information: File No: 82-1798

I hereby submit on behalf of AFLEASE GOLD LIMITED – File No. 82-1798 the under mentioned documents in compliance with Rule 12g-3b of the Securities Exchange Act of 1934:

1. Results of Annual General Meeting dated 18 June 2008.
2. Strategic and operations Update dated 24 June 2008.
3. Dealing in Securities by a director dated 26 June 2008.
4. Dealing in Securities by a director dated 26 June 2008.
5. Dealing in Securities by a director dated 26 June 2008.
6. Dealing in Securities by a director dated 27 June 2008.

Yours faithfully

Pierre Kruger
Company Secretary
Aflease Gold Limited

7/21

DIRECTORS: S Zungu (Non-Executive Chairman), NJ Froneman (Chief Executive Officer), IJ Marais (Chief Operating Officer), S Swana (Non-Executive), S. Maziya (Non-Executive), KV Dicks (Non-Executive), WA Lupien (Non-Executive) (American); PB Kruger (Company Secretary)

AFO - Aflease Gold Limited - Results of annual gen 18 Jun 2008

AFO
AFO
AFO - Aflease Gold Limited - Results of annual general meeting
AFLEASE GOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1984/006179/06)
Share Code: AFO ISIN Code: ZAE000075867
("Aflease Gold") or ("the Company")
RESULTS OF ANNUAL GENERAL MEETING
Aflease Gold shareholders are advised that, at the annual general meeting of the Company held on 18 June 2008, all the resolutions were passed by the requisite majority of shareholders present or represented by proxy thereat.
The special resolution will be submitted to the Registrar of Companies in due course.
Johannesburg
18 June 2008
Sponsor
Nedbank Capital
Date: 18/06/2008 17:01:01 Produced by the JSE SENS Department.

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AFO - Aflease Gold Provides a Strategic and Operat 24 Jun 2008

AFO
AFO
AFO - Aflease Gold Provides a Strategic and Operations Update
AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/06)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease Gold" or "the company")
NEWS RELEASE
24 June 2008

Aflease Gold Provides a Strategic and Operations Update
Johannesburg, South Africa - Aflease Gold Limited is pleased to provide the following strategic and operations update.
Highlights:
The first gold pour at Modder East is planned for Q4 2009.
Sub Nigel 1 is to resume mining operations.
Ventersburg and Sub Nigel 6 resources are now also Canadian National Instrument 43-101 compliant.
Aflease Gold`s CEO Neal Froneman commented:
"Modder East remains our flagship project and our primary focus area. With cash costs expected to be below USD 250 per ounce, this project reflects the benefits of our strategic approach. The reopening of Sub Nigel 1 confirms our status as a near term gold producer and this project opens up a number of exciting opportunities in this particular area of the East Rand Basin"
STRATEGIC UPDATE
Aflease Gold will continue to focus on the development of shallow low technical risk gold opportunities. This will result in a high margin business model and a company that enjoys a premium rating by the market. The development of our exciting pipeline of projects will require efficient funding. Aflease Gold has identified an appropriate strategy to ensure a suitable capital markets profile and management will keep shareholders appraised in this regard.
In March 2008 Uranium One, a major Aflease Gold shareholder, entered into a share purchase agreement with African Global Capital Fund I, LP ("AGC") in terms of which Uranium One sold to AGC 152,195,122 of its total of 339,011,680 shares in Aflease Gold, resulting in AGC becoming a 29% shareholder. Simultaneous to the sale agreement, Uranium One granted AGC an option to acquire the remaining 186,816,558 Aflease Gold shares held by Uranium One. AGC elected not to acquire the shares under the option, which is of no further force or effect.
The acquisition by AGC is an important milestone in the corporate development of Aflease Gold. Aflease Gold is now no longer a subsidiary and is in the process of transitioning to an independent organization. As a result the company is pleased to announce the following senior appointments:
Christopher Chadwick has been appointed as Chief Financial Officer. Christopher is a CA (SA) with significant financial and operational expertise. He was previously employed for seven years by the Peu Group as Group Finance Executive and Divisional Head of Finance and Administration.
Martin Collins has been appointed as the Group Financial Manager. Martin is an experienced financial manager having been employed for 26 years by Anglogold. He has a wide range of experience in the financial, IT and procurement fields.
Johan Bruwer, a Mechanical Engineer with extensive experience in the underground trackless mining environment was appointed as Engineering Manager in May, and his appointment consolidates the focus that is placed on the engineering availabilitiy of our capital equipment.
OPERATIONAL UPDATE
Modder East Gold Project
Aflease Gold continues to make good progress on the development of its Modder East project, situated approximately 30 kilometres east of Johannesburg, South Africa.
The trackless decline development has advanced a total of 1685 metres and is only 358 metres away from the first footwall drive and the dedicated return

airway which has now been established from 210 metres below collar to surface, ensures excellent environmental conditions. The current return airway position is approximately 52 metres above the reef intersection and equates to just less than 300 metres of development to the reef horizon.
The decline and return airway are being developed through a dolomite formation. The dolomites are water bearing and fissure water is encountered from time to time in both the decline and return airway. More recently the development advance through the dolomite has been significantly slower than planned due to larger water intersections in cover drilling holes. Management has adopted a cautious approach to the possible ingress of water by carrying out full face cementation cover drilling and sealing for some 36 metres ahead of the development ends. Once sealed, the development end is then advanced for 30 metres and the cover drilling and sealing process is again repeated. The current occurrence of water intersections is expected to reduce significantly or even cease as the development ends progress from the dolomite into the underlying quartzite formation.
As a result of the delay caused by cementation cover drilling and sealing operations, management expects the ore production build up to be slower than anticipated in the Bankable Feasibility Study. If the average development advance rate of the past 4 months is maintained going forward, the first gold pour will occur before the end of 2009. Due to the slower production build up Aflease Gold will produce less gold in 2009 than originally forecast in the Bankable Feasibility Study. The gold production forecasts for Modder East have accordingly been revised as follows:
2009 - 20 000 ounces
2010 - 140 000 ounces
2011 onwards - 180 000 ounces per annum over the reserve life of the project.
No additional resource delineation drilling is planned at Modder East for 2008. The company is planning on further exploring the UK9A reef utilising on-reef development perpendicular to the payshoot direction. This exploration is expected to delineate the channels and payshoots present in the UK9A reef and delineate higher grade areas of the deposit. The company is also completing an assessment of the higher grade section of the extensive Blanket facies. The Blanket facies can be accessed from the existing footwall development and can possibly be mined by using trackless mining methods. It is anticipated that this will have a positive effect on the life of mine.
The 6.5 metres diameter vertical shaft, which is being sunk by Grinaker-LTA is on schedule to be completed in Q4 2008. The pre-sinking has been completed, the sinking headgear erected and both the kibble and stage winder have been commissioned and licenced. The shaft has already reached a depth of 61 metres from surface and will be 345 metres deep when completed. The shaft will be connected with the current decline development, and will provide the primary access for personnel to the underground workings and will be used for downcast ventilation purposes. The vertical shaft will be completed before being connected to the decline and provides the opportunity for the development and early completion of infrastructure. This will enhance flexibility for the ramp up of production.
Construction of the 100,000 tonnes per month processing plant commenced in Q4 2007 and is expected to be completed at the end of Q1 2009. Ground stabilization work has been completed and the mill and tank foundations cast. The CIL tanks are currently being erected. The major long lead items for the plant have been ordered and no major delays are anticipated. In particular, the mill which was manufactured in China has arrived in Durban Harbor and will be delivered to site in the near future.. The company is pleased to announce that the Department of Minerals and Energy (DME) approved the tailings disposal facility (TDF) design on 11 June 2008. The company will immediately commence earthworks and construction of the TDF, benefiting from the dry winter season.
Management remains vigilant in its endeavours to constantly find the best cost/benefit options, but the continuous escalations in commodity prices cannot be escaped entirely. To this end, a capital cost escalation of 20% can be expected. Management has accordingly revised its forecasts and the construction capital expenditure is expected to be approximately ZAR 814 million and the cash costs of production are expected to increase to approximately ZAR 57, 000 per

kilogram.
Despite the cost escalation and slower production build up, the Modder East project remains a robust, high margin project. The Bankable Feasibility Study, which was reviewed by SRK Consulting in November 2007, calculated the NPV of the Modder East project at ZAR925 million (at a discount rate of 8%), with an IRR of 41.7%. Current economic parameters including the increased costs indicate an NPV of just under ZAR1.4 billion and an IRR of 49% at a gold price of USD 800 per ounce and an exchange rate of ZAR 7.50 per USD. With a current market capitalization of ZAR1.15 billion the company continues to have an attractive valuation.
Background information on Modder East can be obtained from the report titled An Independent Technical Report on the Modder East Gold Project, located near Springs, Gauteng Province, Republic of South Africa dated August 31, 2006 as amended October 26, 2006 compiled by SRK Consulting and a SENS announcement titled Aflease Gold Announces an Enlarged 180 000 Oz Per Annum Modder East Gold Project. Both the report and the announcement can be accessed via the Aflease Gold website (www.afleasegold.com).
Sub Nigel 1 Project
Aflease Gold is pleased to announce that it has been granted a new order mining right for gold and associated minerals for its Sub Nigel 1 Project.
Phase 1
On 18 June 2008 the Board of Aflease Gold approved the first phase of the recommissioning of Sub Nigel at a capital cost of ZAR 28.9 million after a detailed study showed a reasonable return for a relatively small investment in infrastructure. The investment will serve to establish a number of underground production areas over a six month period. Production ramp up will take place over a further 6 month period, to produce 6000 ounces of gold per annum from a production rate of 6000 tonnes of ore per month at a steady state cash cost of ZAR138,000 per kilogram
The project will utilize the current infrastructure at Sub Nigel which is in excellent condition and will access stoping areas from existing development. The ore from Sub Nigel will initially be processed through the Modder East plant which will have excess capacity until the latter reaches full production in 2011.
The recommisioning of Sub Nigel opens the door for the establishing of an underground training centre, which will provide quality training for production teams to be deployed at Modder East during the production build up.
Phase 2
A second phase during which mine production will be increased to 12,000 tonnes per month is envisaged to follow the successful implementation of phase 1. Management has sufficient confidence in the long term viability of the Sub Nigel project area to have begun the procurement of some of the long lead time items for the metallurgical plant. The mill for the proposed Sub Nigel plant has been ordered. A third phase could potentially see run of mine production increase to 20,000 tonnes per month.
Ventersburg Project
In February 2008 Aflease Gold announced a new SAMREC (South African Code for Reporting of Mineral Resources and Mineral Reserves) compliant inferred mineral resource estimate for its Ventersburg 1 project, located approximately 25 kilometres southeast of Welkom in the Free State Goldfields. The Ventersburg 1 prospecting permit covers an area of approximately 9,760 hectares and is located 18km from Harmony Gold Mine # 2 shaft and 25 km east of President Steyn Gold Mine # 2 shaft, both of which are currently mining the `A` Reef.
Aflease Gold is pleased to announce that the inferred resource is now also Canadian National Instrument 43-101 compliant.
Ventersburg Audited Inferred Resource

Inferred	Tonnes	Gold Grade	Gold Content
	(Mt)	(g/t)	(Moz)
NI 43-101- April 08			
`A` Reef	30.374	4.76	4.64

Notes:
1. The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code and the CIM standards of Canadian

National Instrument 43-101.

2. Snowden Mining Industry Consultants prepared the resource estimate applying the SAMREC Code.

3. Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Minxcon, an independent geoscience consultant, prepared the resource estimate applying the Canadian 43-101 National Instrument. Charles Muller is a qualified person for the purposes of NI 43-101.

4. Mineral reserves are included in mineral resources.

5. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

6. No cut-off was applied in determining the Ventersburg resource.

7. The resource estimation process was managed by Piet van Straaten, B.Sc., Pr.Sci.Nat., Vice-President, Geology and Exploration, Aflease Gold and a qualified person for the purposes of NI 43-101.

Aflease Gold commenced with a diamond drilling program at Ventersburg in May 2007 to establish continuity of the reef horizon as well as the economic feasibility of the `A` Reef. Results of this ongoing drilling programme have not been included in the new inferred mineral resource estimate at Ventersburg and the resource potential of the `A` Reef will be evaluated upon completion of this drilling programme. The company currently has 6 drill rigs in the field working on the drilling programme.

In Q4 2007, Aflease Gold was granted a new prospecting permit covering 2,800 hectares adjacent to the company`s existing Ventersburg project, to be known as Ventersburg 2. The company has commenced with exploration activities to assess the potential of this area.

In addition the company has lodged a third prospecting application with the Department of Minerals and Energy ("the DME") for an area adjacent to the existing projects to be known as Ventersburg 3. The application has been accepted by the DME and the required Environmental Management Plan lodged.

Bothaville Prospecting Right

During Q4 2007, Aflease Gold was granted a new prospecting right covering 8,500 hectares in the Bothaville district of the Free State province, approximately 25 kilometres east of the town of Bothaville.

The Bothaville prospect is geologically similar to the company`s Ventersburg project. The target consists of a relatively shallow horst block which Aflease Gold believes has good potential to define economic reef horizons, namely the `A` and Leader Reefs. The `A` and Leader reefs are typical of highly-channelised conglomerates. Rand Mines drilled approximately 30 diamond drill holes in the area over a 50km2 extent between 1981 and 1983.

Geo-Consult International has been commissioned to carry out an in depth Desktop Study on all the available data on the Bothaville project. An extensive diamond drilling program will be planned for the area of interest.

Sub Nigel 6 Project

Aflease Gold is also pleased to declare a NI 43 - 101 compliant resource for its Sub Nigel 6 Project,(West Vlakfontein area). There is a decrease in the NI 43 - 101 resource due to an increase in allowance for geological losses, from 30% to between 54% and 70%, depending on the particular geological zone in question.

Sub Nigel 6 Inferred Resources

NI 43-101

Reef	Tonnes	Grade	Gold Content
(Mt)	(g/t)	Moz)	
Main Reef	36,39	2.90	3.339
BPM	11.86	4.89	1.805
TOTAL	48.25	3.39	5.144

Notes:

1. The mineral resources have been reported in accordance with the classification criteria of the SAMREC Code and the CIM standards of Canadian National Instrument 43-101.

2. Snowden Mining Industry Consultants prepared the resource estimate applying the SAMREC Code.

3. Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Minxcon, an independent geoscience consultant, prepared the resource estimate applying the Canadian National Instrument 43-101. Charles Muller is a qualified person for the

purposes of NI 43-101.

4. A cut-off of 300 cmg/t was applied by both Snowden and Minxcon.

5. A geological loss of 30% was applied by Snowden in terms of the SAMREC code whereas a geological loss of between 54 - 70% (dependent on the various geozones) was applied by Minxcon in terms of NI 43-101

6. Mineral reserves are included in mineral resources.

7. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

8. The resource estimation process was managed by Piet van Straaten, B.Sc., Pr.Sci.Nat., Vice-President, Geology and Exploration, Aflease Gold and a qualified person for the purposes of NI 43-101.

Management has decided that all future resources as well as all resources currently signed off under the SAMREC code will be subjected to the N1 43-101 Canadian code. The new Aflease Gold revised resource statement is listed below:

Aflease Gold Audited Resources (April 08)

	Tonnes (Mt)	Grade (g/t)	Gold Content (Moz)
Indicated			
Modder East	28.83	2.84	2.63
Sub Nigel 1,2,3 **	2.98	3.21	0.31
SubTotal Indicated	31.81	2.87	2.94
Inferred			
Modder East	14.98	2.16	1.04
Sub Nigel 1,2,3 **	2.92	4.46	0.42
Sub Nigel 6	48.25	3.39	5.14
Turnbridge/New Kleinfontein **	4.27	6.05	0.83
Ventersburg	30.37	4.76	4.64
SubTotal Inferred	100.79	3.73	12.07
Total Indicated & Inferred	132.60	3.52	15.01

Note: **

The highlighted resources are SAMREC compliant and will be converted to the NI 43-101 code shortly

Etendeka

Aflease Gold holds a 100% interest in Etendeka Prospecting and Mining Company (Pty) Ltd (Etendeka), a company incorporated in the Republic of Namibia.

Etendeka holds an Exclusive Prospecting Licence for an area 65, 000 hectares in extent in respect of base and rare metals, precious metals and precious stones.

The property is located in the Outjo district of north-western Namibia.

The potential for granites of the Fransfontein Granite Suite to host iron-oxide-copper-gold (IOCG) mineralization has been recognized and two exploration phases completed to date.

On completion of phase two Dr. Trevor Pearton, a recognised expert in geochemistry was commissioned to review and validate all the exploration results, with the specific purpose of identifying potential target areas amenable for drilling.

Two drill target areas have been identified and drilling is planned to commence Q3, 2008 and should be completed in Q4, 2008

About Aflease Gold

Aflease Gold is a South African gold resource company listed on the JSE Limited (the Johannesburg Stock Exchange). The company owns the Modder East Gold Project, currently under construction, as well as the Sub Nigel, New Kleinfontein, Turnbridge and the Holfontein Gold Projects, all on the East Rand; the Ventersburg Gold Project in the Free State gold field; and the Etendeka Gold Project in Namibia. Aflease Gold was formed in January 2006 through the reverse takeover of Sub Nigel Gold Mining Company Limited by New Kleinfontein Mining Company, then a wholly-owned subsidiary of Uranium One Inc.

For further information, please contact:

Neal Froneman Chief Executive Officer

Aflease Gold Limited

Tel +27 83 628 0226

Cautionary Statement

This News Release includes certain "forward-looking statements" and "forward-looking information". All statements other than statements of historical fact included in this release including, without limitation, statements regarding future plans and objectives of Aflease Gold are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors could cause actual results to differ materially from Aflease Gold`s expectations. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of Modder East and new deposits, availability of capital required to place Aflease Gold`s properties into production, the ability to obtain a listing in Europe, Australia or North America, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and other commodities, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Aflease Gold`s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage, Although Aflease Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Aflease Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

In addition, this news release uses the terms "indicated resources" and "inferred resources" as defined in accordance with the SAMREC Code (South African Code for Reporting of Mineral Resources and Mineral Reserves prepared by the South African Mineral Resource Committee) (SAMREC) under the auspices of the South African Institute of Mining and Metallurgy effective March 2000 or as amended from time to time and where indicated in accordance with the Canadian National Instrument 43-101 - Standards for Disclosure for Mineral Projects.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth`s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from

specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited exploration and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in the measured and indicated resource categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be ever be upgraded to a higher category. Under South African rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except under conditions noted in the SAMREC Code.

Investors are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Exploration data is acquired by the Corporation and its consultants under strict quality assurance and quality control protocols.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Date: 24/06/2008 10:56:17 Produced by the JSE SENS Department.

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AFO - Aflease Gold Limited - Dealing in securities 26 Jun 2008

AFO
AFO
AFO - Aflease Gold Limited - Dealing in securities by directors
AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease" or "the Company")
DEALING IN SECURITIES BY DIRECTORS
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	NJ Froneman
Position held:	Chief Executive Officer
Date of transaction:	24 June 2008
Number of share options:	4 106 791
Strike price:	204 cents per share
Value of transaction:	R8 377 853.64
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Director:	IJ Marais
Position held:	Chief Operating Officer
Date of transaction:	24 June 2008
Number of share options:	1 653 402
Strike price:	204 cents per share
Value of transaction:	R3 372 940.08
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes
Name:	PB Kruger
Position held:	Company Secretary
Date of transaction:	24 June 2008
Number of share options:	1 249 177
Strike price:	204 cents per share
Value of transaction:	R2 548 321.08
Extent of interest:	Direct beneficial
Nature of transaction:	Grant and acceptance of share options
Written permission to deal:	Yes

Johannesburg
26 June 2008
Sponsor
Nedbank Capital
Date: 26/06/2008 16:50:01 Produced by the JSE SENS Department.

AFO - Aflease - Dealing In Securities By A Directo **26 Jun 2008**

AFO
AFO
AFO - Aflease - Dealing In Securities By A Director
AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	NJ Froneman
Position held:	Chief Executive Officer
Date of transaction:	25 June 2008
Number of shares:	1 522 400
Price per share:	230 cents
Value of transaction:	R3 501 520
Extent of interest:	Direct beneficial
Nature of transaction:	Purchase of single stock futures on the open market
Written permission to deal:	Yes

Johannesburg
26 June 2008
Sponsor
Nedbank Capital
Date: 26/06/2008 16:50:04 Produced by the JSE SENS Department.

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AFO - Aflease - Dealing In Securities By A Directo **26 Jun 2008**

AFO
AFO
AFO - Aflease - Dealing In Securities By A Director
AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease" or "the Company")
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	IJ Marais
Position held:	Chief Operating Officer
Date of transaction:	25 June 2008
Number of shares:	20 000
Price per share:	230 cents
Value of transaction:	R46 000
Extent of interest:	Direct beneficial
Nature of transaction:	Purchase of shares on the open market
Written permission to deal:	Yes

Johannesburg
26 June 2008
Sponsor
Nedbank Capital
Date: 26/06/2008 16:52:01 Produced by the JSE SENS Department.

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AFO - Aflease - Dealing In Securities By A Directo 27 Jun 2008

AFO
AFO
AFO - Aflease - Dealing In Securities By A Director
AFLEASE GOLD LIMITED
Incorporated in the Republic of South Africa
(Registration number: 1984/006179/08)
Share code: AFO (JSE) AFSGY - International PrimeQX (OTCQX)
ISIN: ZAE000075867
("Aflease" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	NJ Froneman
Position held:	Chief Executive Officer
Date of transaction:	26 June 2008
Number of shares:	290 800
Price per share:	248.35 cents
Value of transaction:	R722 201.80
Date of transaction:	27 June 2008
Number of shares:	1 886 800
Price per share:	240 cents
Value of transaction:	R4 528 320
Extent of interest:	Direct beneficial
Nature of transaction:	Purchase of single stock futures on the open market
Written permission to deal:	Yes

Johannesburg
27 June 2008
Sponsor
Nedbank Capital

Date: 27/06/2008 14:47:02 Produced by the JSE SENS Department.

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END